Contact

www.linkedin.com/in/jcutler
(LinkedIn)

Top Skills

Strategic Consulting
Advisor
Board of Directors

Jeff Cutler

Experienced GM, CCO, CRO, CGO in Digital Health and Digital Media | Commercial Sales Leadership & Business Development | Telehealth, Virtual Care, RPM, AI-based Triage

Boulder, Colorado, United States

Summary

Senior digital health and digital media executive with 30+ years of experience leading general management, commercialization, and growth initiatives across consumer, provider, payer, and life sciences markets. Proven track record building and scaling platforms from launch to category leadership, including top-tier healthcare and consumer destinations such as Vitals.com, Tyto Care, Ada Health, Answers.com, and Office.com.

Deep experience across the digital healthcare ecosystem, including telehealth, virtual and home-based care, remote patient monitoring, AI-enabled symptom assessment and triage, patient access and engagement, physician directories and ratings, price transparency, and healthcare reputation management. Strong commercial background spanning B2C, DTC, B2B, and B2B2C models.

Recognized for building high-impact partnerships and revenue engines, including negotiating and closing large, multi-million-dollar strategic relationships with organizations such as Google, Yahoo, AOL, and Microsoft. Extensive experience in audience growth and monetization through SEO, content, partnerships, and digital advertising, as well as leading distributed, international teams across the U.S., Israel, and Europe, including roles at Tyto Care and Ada Health.

Experience

ChatRx

Fractional Chief Commercial Officer (CCO)
September 2025 - Present (1 year)

ChatRx is an FDA-registered, physician-led AI platform that delivers evidence-based triage and treatment for common acute infections through a guided, chat-based assessment with built-in clinical safety escalation.

When appropriate, a licensed physician reviews the encounter and issues an electronic prescription to a preferred pharmacy within minutes.

The platform offers free symptom assessment, does not use insurance, and only charges when treatment is provided, expanding 24/7 access to care while preserving clinician oversight and safety.

As Fractional CCO, I lead B2B2C commercial strategy and pursue partnerships with organizations seeking to make ChatRx available to their employees, members, or consumers, while supporting initial growth and market entry.

rater8

Business Development

August 2025 - Present (1 year 1 month)

rater8 is a healthcare reputation management platform that enables medical providers and enterprises to capture verified, encounter-based patient reviews and satisfaction data at scale. The platform helps organizations improve visibility across traditional search and generative AI, strengthen patient trust, and surface authentic feedback across major consumer search and review channels to attract more patients.

I pursue business development and strategic growth initiatives focused on enterprise partnerships, distribution, and expansion across health systems, payers, and platform partners, extending rater8's reach while leveraging differentiated data and preserving data integrity and clinical trust.

ZiphyCare

Fractional Chief Commercial Officer (CCO)

January 2025 - Present (1 year 8 months)

ZiphyCare is a home-based care delivery platform designed to improve access, outcomes, and cost efficiency for high-risk and underserved patient populations. The platform bridges virtual and in-person care by enabling comprehensive physical exams in the home, supported by trained onsite care coordinators and proprietary tools for triage, scheduling, and clinical communication.

As Fractional CCO, I lead sales, business development, and go-to-market strategy, and support fundraising efforts. ZiphyCare partners with providers, payers, hospitals, and home care organizations to manage chronic conditions,

deliver urgent and preventive care in the home, reduce readmissions, improve quality metrics, and support effective care transitions.

Cutler Consults, LLC

Chief Consulting Officer

March 2023 - Present (3 years 6 months)

Lead sales, business development, go-to-market, and commercialization strategy for digital health and digital media companies, including fractional and interim executive leadership roles. Engage on a retained or project basis, as well as through board or advisory appointments.

Recent and current engagements include fractional C-suite leadership and business development for companies spanning AI-enabled care delivery, home-based and virtual care models, healthcare reputation management, remote patient monitoring, and digital health media, including ChatRx, rater8, and ZiphyCare.

Validic

Chief Commercial Officer (CCO)

August 2023 - December 2024 (1 year 5 months)

Validic is a leading EHR-integrated personalized care and Remote Patient Monitoring (RPM) platform, integrating personal health data from over 500 connected devices and wearables into clinical workflows for more than 150 leading health systems, insurers, and health IT companies to support chronic condition management at scale.

As Chief Commercial Officer, I led sales, client success, strategic partnerships, and marketing. I restructured commercial teams, optimized revenue across the existing customer base, and expanded new business efforts while strengthening the enterprise pipeline in support of EHR-integrated RPM and personalized care adoption.

Ada Health

Chief Commercial Officer (CCO)

September 2018 - August 2023 (5 years)

Ada Health is an AI-based symptom assessment and care navigation platform designed to help individuals understand symptoms and access appropriate care through guided digital assessments used by consumers, health systems, and enterprise organizations.

As Chief Commercial Officer and the first U.S. commercial hire, I launched and led Ada's U.S. business, overseeing sales, client success, and business development with health systems, payers, employers, and digital health partners. I closed and launched patient access and care navigation partnerships with organizations including Sutter Health, Kaiser Permanente, Jefferson Health, and Walgreens, and built and led the U.S.-based commercial team in close coordination with global leadership.

Tyto Care

Chief Revenue Officer (CRO)

September 2015 - August 2018 (3 years)

New York, New York, United States

TytoCare is a remote medical examination platform that enables clinicians to conduct comprehensive physical exams from a patient's home using an FDA-approved connected device and telehealth software. The platform supports real-time and asynchronous exams and expands access to care by extending clinicians' reach beyond traditional clinical settings.

As Chief Revenue Officer and the first U.S. commercial hire, I led the U.S. commercial launch of TytoCare following FDA clearance, establishing go-to-market strategy and building sales, marketing, and business development functions. I secured more than 35 enterprise partnerships with health systems, payers, and telehealth providers, helping position TytoCare as a foundational platform in remote and virtual care delivery.

Vitals

Executive Vice President, Business & Corporate Development; GM, Vitals.com

January 2009 - August 2015 (6 years 8 months)

New Jersey & New York City

Vitals was a leading healthcare transparency and physician discovery platform that helped consumers make more informed decisions about the cost and quality of care, reaching more than 150 million people annually through health plans, hospitals, and partner consumer-facing websites.

I joined Vitals at an early stage and helped build and scale Vitals.com, the company's consumer-facing physician directory, from launch into one of the largest online physician discovery destinations in the U.S. As EVP and General Manager, I was responsible for traffic growth and revenue, scaling the platform to more than 14 million monthly visitors and building diversified revenue

streams through pharmaceutical advertising, healthcare marketing, and lead generation from hospitals and medical providers. I also led partnerships and corporate development initiatives across digital media, providers, payers, and M&A, culminating in Vitals' acquisition by WebMD and the subsequent sale of the transparency business, rebranded as Sapphire Digital, to Zelis.

Independent
Strategic Consultant & Advisor
September 2007 - January 2009 (1 year 5 months)

Provided consulting and advisory support to early-stage and growth-stage companies across digital media, online communities, and financial services, with a focus on traffic growth, monetization, business development, and strategic partnerships.

Clients and engagements included board advisory and consulting roles with VideoThang LLC, Paxfire Inc., Collexis Inc. (launch of BiomedExperts), Stockhouse Media/Stockgroup, and PEAK6 (WeSeed), supporting product launches, audience growth, and commercial partnerships.

Answers.com
Chief Revenue Officer
March 2005 - September 2007 (2 years 7 months)
New York, New York, United States

Answers.com was an advertising-supported online information platform and community Q&A site that scaled rapidly during the early growth of consumer search and user-generated content.

As Chief Revenue Officer and the first U.S. hire for the Israel-based company, I led the build-out of the U.S. business, with responsibility for business development, marketing, advertising sales, product management, content, and U.S. operations. I helped scale Answers.com into a top-60 U.S. website with more than 25 million monthly unique users, over 100 million monthly page views, and annual run-rate revenue exceeding $11 million. In parallel, I helped build WikiAnswers into the second-largest community Q&A platform at the time, behind Yahoo! Answers.

SIIA
General Manager, Content Division
July 2003 - March 2005 (1 year 9 months)

Led the Content Division of the Software & Information Industry Association, the leading trade association for software and digital content publishers. Set strategic agenda for industry leaders and oversaw programming, events, and initiatives at the intersection of software, content, and emerging digital business models.

Inlumen (formerly NewsAlert)
President & CEO
October 2001 - January 2003 (1 year 4 months)
New York, New York, United States

Served as President and CEO of Inlumen, an enterprise content licensing and integration company serving financial institutions. Restructured operations to reduce costs and improve efficiency, and led the successful sale of the company to Pinnacor (formerly Screaming Media) in 11/02.

Office.com (Winstar)
Co-founder, General Manager & Chief Operating Officer
August 1997 - October 2001 (4 years 3 months)
New York, New York, United States

Co-founded Office.com and led general management and operations through launch and scale. Built the organization from 5 to more than 230 employees and helped establish Office.com as a top-ranked online business portal within its first year. Led strategic partnerships, including a landmark deal exchanging equity for $42M in advertising and promotion across CBS properties, and helped build a balanced revenue model spanning advertising and ecommerce.

N2K (Telebase)
Vice President, Sales & Marketing of N2K Telebase
September 1996 - August 1997 (1 year)

Led sales and marketing for the Telebase division of N2K, providing private-label business information services for online distribution partners including AOL, Prodigy, and BusinessWeek. Initiated and oversaw the acquisition of the Telebase division by Winstar Communications, which led directly to my role founding and leading Office.com at Winstar.

Thomson Financial (CDA)
Director
July 1994 - August 1996 (2 years 2 months)
New York, New York, United States

Directed equity trading services within Thomson Financial, overseeing product management, sales, and client support for institutional equity and fixed-income ownership data products serving investment banks, asset managers, and brokerages.

CompuServe
Manager, Financial Systems Group (FSG)
March 1986 - July 1994 (8 years 5 months)
New York, New York, United States

Led the Financial Systems Group at CompuServe, managing P&L, national sales, marketing, and client support for online financial information and research services during the early growth of electronic information delivery.

Education

Rutgers University
BA, Computer Science & Economics/Finance

New York University